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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-38859

REPLAY ACQUISITION CORP.
(Exact name of registrant as specified in its charter)

767 Fifth Avenue

46th Floor

New York, New York

(212) 891-2700

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Units, each consisting of one Ordinary Share and one-half of one Warrant

Ordinary Shares, par value $0.001 per share

Warrants, each whole warrant exercisable for one Ordinary Share at an exercise price of $11.50

(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to ﬁle reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certiﬁcation or notice date:

Units: 1

Ordinary Shares: 6

Warrants: 2

Pursuant to the requirements of the Securities Exchange Act of 1934, Replay Acquisition Corp. has caused this certiﬁcation/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 1, 2021	By:	/s/ Edmond Safra
Name: Edmond Safra
Title: Co-Chief Executive Officer